                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     )
The AES Corporation                  )                  File No. 70-9779
                                     )


            Certificate Pursuant to Rule 24 and Release No. 35-27363
              Under the Public Utility Holding Company Act of 1935

                  On March 23, 2001, the Securities and Exchange Commission ("SEC") issued an order, Release No. 35-27363 in File No. 70-9779 ("Exemption Order"), granting an exemption under Section 3(a) of the Public Utility Holding Company Act of 1935, as amended, to The AES Corporation ("AES") in relation to its proposed acquisition of IPALCO Enterprises, Inc. ("IPALCO"), which has a public-utility subsidiary company, Indianapolis Power & Light Company ("IPL"). The Exemption Order required AES to file certain certificates (as described in the Exemption Order) under Rule 24 within 60 days of the close of each calendar quarter for a period of two years beginning March 31, 2001 and every six months thereafter. A certificate complying with the Exemption Order is set forth below (as an attachment) for the period ending March 31, 2002. AES is separately filing a certificate in File No. 70-9465 as required by the Commission's order in Release No. 35-27063 in connection with the AES acquisition of CILCORP Inc. ("CILCORP"), which has a public-utility subsidiary company, Central Illinois Light Company ("CILCO").

                                 Respectfully submitted,


                                 /s/ EARLE H. O'DONNELL
                                 ---------------------------------
                                 Earle H. O'Donnell
                                 Andrew B. Young
                                 Hugh E. Hilliard

                                 Dewey Ballantine LLP
                                 1775 Pennsylvania Avenue, N.W.
                                 Washington, D.C.  20006


Dated: May 30, 2002

                               THE AES CORPORATION
             SEC FILING PURSUANT TO SECTION 3(a)(5) EXEMPTION ORDER
                          QUARTER ENDED MARCH 31, 2002


ITEM (1) PER EXEMPTION ORDER (STATEMENTS ATTACHED):

1) Pro Rata Statement of Income of The AES Corporation for the 12 months ended March 31, 2002

2)   Pro Rata Balance Sheet of The AES Corporation at March 31, 2002

3)   Statement of Income of IPALCO for the 12 months ended March 31, 2002

4)   Statement of Income of IPL for the 12 months ended March 31, 2002

5)   Consolidated Balance Sheet of IPALCO at March 31, 2002

6)   Consolidated Balance Sheet of IPL at March 31, 2002

7)   Statement of Income of CILCORP for the 12 months ended March 31, 2002

8)   Statement of Income of CILCO for the 12 months ended March 31, 2002

9)   Consolidated Balance Sheet of CILCORP at March 31, 2002

10)  Consolidated Balance Sheet of CILCO at March 31, 2002

                               THE AES CORPORATION
                      CONSOLIDATED STATEMENT OF OPERATIONS
                          (INCLUDES CILCORP AND IPALCO)
           FOR THE TWELVE MONTHS ENDED MARCH 31, 2002 - PRORATA BASIS
                                   (UNAUDITED)

------------------------------------------------------------------------------------
                                                                             YEAR
                                                                             ENDED
($ in millions)                                                             3/31/02
------------------------------------------------------------------------------------
REVENUES:
Sales and services                                                        $  10,535

OPERATING COSTS AND EXPENSES:
Cost of sales and services                                                    7,895
Selling, general and administrative expenses                                    148
                                                                     ---------------
TOTAL OPERATING COSTS AND EXPENSES                                            8,043
                                                                     ---------------

OPERATING INCOME                                                              2,492

OTHER INCOME AND (EXPENSE):
Interest expense, net                                                        (1,564)
Other income                                                                    (44)
Nonrecurring severance and transaction costs                                    (37)
Loss on sale of investment                                                      (57)
                                                                     ---------------
INCOME BEFORE INCOME TAXES                                                      790

Income tax provision                                                            253
                                                                     ---------------

INCOME FROM CONTINUING OPERATIONS                                               537

Loss from operations of discontinued components
  (net of income taxes)                                                        (215)
                                                                     ---------------

INCOME BEFORE CUMULATIVE EFFECT OF
ACCOUNTING CHANGE                                                               322
Cumulative effect of accounting change
  (net of income taxes)                                                        (473)
                                                                     ---------------
NET INCOME/(LOSS)                                                         $    (151)
                                                                     ===============

                               THE AES CORPORATION
                       PRO RATA CONSOLIDATED BALANCE SHEET
                          (INCLUDES CILCORP AND IPALCO)

MARCH 31, 2002
($ in millions, unaudited)

ASSETS

CURRENT ASSETS
    Cash and cash equivalents                                       $      1,361
    Short-term investments                                                   489
    Accounts receivable, net                                               1,886
    Inventory                                                                528
    Receivable from affiliates                                                 9
    Deferred income taxes                                                     36
    Prepaid expenses and other current assets                              1,195
    Current assets of discontinued operations                                 46
                                                                    ------------
    TOTAL CURRENT ASSETS                                                   5,550

PROPERTY, PLANT AND EQUIPMENT
    Land                                                                     872
    Electric generation and distribution assets                           24,002
    Accumulated depreciation and amortization                             (4,264)
    Construction in progress                                               4,575
                                                                    ------------
    PROPERTY, PLANT AND EQUIPMENT, NET                                    25,185

OTHER ASSETS
    Deferred financing costs,net                                             389
    Project development costs                                                 68
    Investments in and advances to affiliates                              1,720
    Debt service reserves and other deposits                                 376
    Goodwill                                                               2,924
    Long-term assets of discontinued operations                              206
    Other assets                                                           3,783
                                                                    ------------
    TOTAL OTHER ASSETS                                                     9,466

    TOTAL                                                           $     40,201
                                                                    ============


LIABILITIES & STOCKHOLDERS'  EQUITY

CURRENT LIABILITIES
    Accounts payable                                                $      1,268
    Accrued interest                                                         415
    Accrued and other liabilities                                          1,339
    Current liabilities of discontinued operations                           199
    Recourse debt-current portion                                            425
    Non-recourse debt - current portion                                    3,526
                                                                    ------------
    TOTAL CURRENT LIABILITIES                                              7,172

LONG-TERM LIABILITIES
    Recourse debt                                                          5,351
    Non-recourse debt                                                     15,268
    Deferred income taxes                                                  2,033
    Long term liabilities of discontinued operations                           8
    Other long-term liabilities                                            4,780
                                                                    ------------
    TOTAL LONG-TERM LIABILITIES                                           27,440

    Company-obligated convertible mandatorily redeemable
    preferred securities of subsidiary trusts holding solely
    junior subordinated debentures of AES                                    978


STOCKHOLDERS' EQUITY
    Common Stock                                                               5
    Additional paid in capital                                             5,584
    Retained earnings                                                      2,496
    Accumulated other comprehensive loss                                  (3,474)
                                                                    ------------
    TOTAL STOCKHOLDERS' EQUITY                                             4,611
    TOTAL                                                           $     40,201
                                                                    ============

                            IPALCO Enterprises, Inc.
                        Statement of Consolidated Income
                                   (Unaudited)

For the Twelve Months Ended March 31, 2002
OPERATING REVENUES:
Electric                                                    $816,464,360
Steam                                                                  0
                                                   ----------------------
Gross Operating Revenues                                     816,464,360
                                                   ----------------------

OPERATING EXPENSES AND TAXES:
Production - Fuel                                            180,151,902
Production - Other                                            86,186,538
Power Purchased                                               17,258,461
Purchased Steam                                                        0
                                                   ----------------------
Total                                                        283,596,901
Transmission                                                   5,932,313
Distribution - Electric                                       29,478,827
Customer and Distribution - Steam                                  8,497
Customer Accounts                                             15,798,354
Customer Service and Informational                             5,099,380
Administrative and General                                    80,122,930
                                                   ----------------------
Total                                                        420,037,202
Depreciation                                                 109,944,343
Amortization of Regulatory Deferrals                           1,054,475
Income Taxes - Net                                            84,754,809
Taxes Other than Income Taxes                                 35,176,377
Disposition of Allowances - Net                               (5,797,565)
                                                   ----------------------
Total Operating Expenses and Taxes                           645,169,641
                                                   ----------------------
OPERATING INCOME                                             171,294,719
                                                   ----------------------

OTHER INCOME AND DEDUCTIONS:
Allowance for Funds During Construction                        3,005,672
Carrying Charges on Regulatory Assets                              3,583
IPL Miscellaneous Income & Deductions-Net                       (218,748)
IPL Income Taxes - Net                                         2,424,880
IPALCO Enterprises, Inc. - Parent Co.                        (10,495,967)
Mid-America Capital Resources, Inc.                             (709,173)
Mid-America Energy Resources, Inc.                              (138,834)
                                                   ----------------------
Total Other Income and Deductions                             (6,128,587)
                                                   ----------------------
TOTAL INCOME                                                 165,166,132
                                                   ----------------------
INTEREST CHARGES:
Interest on Long-Term Debt                                    39,723,251
Allowance for Funds During Const-Credit                       (1,404,629)
Deferred Return on Regulatory Assets                              (8,715)
Other Interest Charges                                           534,399
Amortization - Debt Discount & Expense                         2,137,018
Preferred Stock Transactions                                   3,213,312
                                                   ----------------------
Total Interest and Other Charges-Net                          44,194,636
                                                   ----------------------
CUM. ACCOUNTING CHANGE - Net of Taxes                                  0

NET INCOME                                                  $120,971,496
                                                   ======================

                       Indianapolis Power & Light Company
                               Statement of Income
                                   (Unaudited)

For the Twelve Months Ended March 31, 2002

OPERATING REVENUES:
Electric                                                     $816,464,360
Steam                                                                   0
                                                     ---------------------
Gross Operating Revenues                                      816,464,360
                                                     ---------------------

OPERATING EXPENSES AND TAXES:
Production - Fuel                                             180,151,902
Production - Other                                             86,186,538
Power Purchased                                                17,258,461
Purchased Steam                                                         0
                                                     ---------------------
Total                                                         283,596,901
Transmission                                                    5,932,313
Distribution - Electric                                        29,478,827
Customer and Distribution - Steam                                   8,497
Customer Accounts                                              15,798,354
Customer Service and Informational                              5,099,380
Administrative and General                                     80,122,930
                                                     ---------------------
Total                                                         420,037,202
Depreciation                                                  109,944,343
Amortization of Regulatory Deferrals                            1,054,475
Income Taxes - Net                                             84,754,809
Taxes Other than Income Taxes                                  35,176,377
Disposition of Allowances - Net                                (5,797,565)
                                                     ---------------------
Total Operating Expenses and Taxes                            645,169,641
                                                     ---------------------
OPERATING INCOME                                              171,294,719
                                                     ---------------------
OTHER INCOME AND DEDUCTIONS:
Allowance for Other Funds During Construction                   3,005,672
Carrying Charges on Regulatory Assets                               3,583
Miscellaneous Income and Deductions - Net                        (218,748)
Income Taxes - Net                                              2,424,880
                                                     ---------------------
Total Other Income and Deductions                               5,215,387
                                                     ---------------------
TOTAL INCOME                                                  176,510,106
                                                     ---------------------
INTEREST CHARGES:
Interest on Long-Term Debt                                     39,723,251
Allowance for Borrowed Funds Used During Const                 (1,404,629)
Deferred Return on Regulatory Assets-Borrowed                      (8,715)
Other Interest Charges                                            534,399
Amortization - Debt Discount & Expense                          2,137,018
                                                     ---------------------
Total Interest and Other Charges-Net                           40,981,324
                                                     ---------------------
INCOME BEFORE EXTRAORDINARY ITEMS
AND CUMULATIVE ACCOUNTING CHANGE                              135,528,782
Less Preferred Stock Transactions                               3,213,312
                                                     ---------------------
INCOME APPLICABLE TO COMMON STOCK                            $132,315,470
                                                     =====================

                    IPALCO ENTERPRISES, INC. AND SUBSIDIARIES
                                  BALANCE SHEET
                                   (Unaudited)

For the Twelve Months Ended March 31, 2002

ASSETS:
PROPERTY, PLANT AND EQUIPMENT
Utility Plant, at Original Cost                                             $3,182,373,616
Less: Accum. Prov. for Deprec. & Amort.                                      1,468,850,291
                                                                   ------------------------
Total Utility Plant - Net                                                    1,713,523,325
                                                                   ------------------------
OTHER PROPERTY, INVESTMENTS
AND OTHER ASSETS:
Nonutility Property                                                              2,576,046
Less Accumulated Provision for Depreciation                                        740,001
                                                                   ------------------------
Total Nonutility Property - Net                                                  1,836,045
Other Investments                                                               10,661,508
                                                                   ------------------------
Total                                                                           12,497,553
                                                                   ------------------------
CURRENT ASSETS:
Cash                                                                             2,699,967
Working Funds                                                                       85,629
Temporary Cash Investments                                                      20,718,124
Accounts Receivable - Associated Companies                                               3
Accounts Receivable:
Customers                                                                       33,268,889
Miscellaneous                                                                   12,452,371
Less: Reserve for Uncollectible Accounts                                        (1,346,629)
Interest Receivable                                                                 25,057
Notes Receivable                                                                         0
Fuel                                                                            38,552,080
Materials and Supplies - Net                                                    48,920,968
Other Current Assets                                                               744,398
Def. Fed. & St. Tax on Fuel Costs-Due w/i 1 Yr.
                                                                   ------------------------
Total Current Assets                                                           156,120,857
                                                                   ------------------------
DEFERRED DEBITS:
Unamortized Petersburg Unit 4 Carrying Charges                                  16,610,276
Unamort. Def. Return-Pete Unit 4 Carrying Chgs.                                  9,135,474
Unamort. Reacquisition Premium on Debt                                          19,225,296
Other Regulatory Assets                                                         42,840,311
Miscellaneous                                                                    9,714,240
Unamortized Debt Expense                                                        14,279,501
                                                                   ------------------------
Total Deferred Debits                                                          111,805,098
                                                                   ------------------------
TOTAL ASSETS                                                                $1,993,946,833
                                                                   ========================

LIABILITIES
CAPITALIZATION:
Common Shareholder's Equity:
Common Stock                                                                $            0
Unearned Compensation - Restricted Stock                                                 0
Premium and Net Gain on Preferred Stock                                            648,700
Retained Earnings                                                               (2,567,075)
Accumulated Other Comprehensive Income                                         (11,263,323)
Common Stock held by Treasury                                                            0
                                                                   ------------------------
Total                                                                          (13,181,698)

Non-Redeemable Cumulative Preferred Stock                                       59,135,300
Long-Term Debt                                                               1,372,650,000
Unamort. Premium on LT Debt - Net                                                 (702,770)

Total Long-Term Debt                                                         1,371,947,230
Total Capitalization                                                         1,417,900,832

CURRENT LIABILITIES:
Notes Payable                                                                            0
Accounts Payable                                                                60,185,594
Dividends Payable                                                                  903,532
Customer Deposits                                                                8,612,715
Accrued Liabilities:
Interest on Long-Term Debt                                                      31,455,386
Interest on Customer Deposits, etc.                                              1,604,078
Taxes:
Federal Taxes on Income                                                         (3,400,147)
State Taxes on Income                                                            6,715,773
Real Estate and Personal Property                                               24,734,649
Miscellaneous                                                                    4,558,007
Def. Fed. & St. Tax on Fuel Costs-Due w/i 1 Yr.                                    299,831
Deferred Fuel Expense                                                            8,161,438
Miscellaneous                                                                      289,118
                                                                   ------------------------
Total                                                                          144,119,974

Current Maturity of Long Term Debt                                                 300,000
                                                                   ------------------------
Total Current Liabilities                                                      144,419,974
                                                                   ------------------------
DEFERRED CREDITS:
FAS109 Net Deferred Income Tax-Credit                                           42,762,677
Accumulated Deferred Income Tax-Net                                            214,953,086
Unamortized Investment Tax Credit                                               33,459,804
Accrued Postretirement Benefits                                                  9,064,714
Accrued Pension Benefits                                                       127,726,695
Miscellaneous                                                                    3,659,051
                                                                   ------------------------
Total Deferred Credits                                                         431,626,027
                                                                   ------------------------
TOTAL LIABILITIES                                                           $1,993,946,833
                                                                   ========================

                       INDIANAPOLIS POWER & LIGHT COMPANY
                                  BALANCE SHEET
                                   (Unaudited)

For the Twelve Months Ended March 31, 2002

ASSETS:
PROPERTY, PLANT AND EQUIPMENT
Utility Plant, at Original Cost                           $3,182,373,616
Less: Accum. Prov. for Deprec. & Amort.                    1,468,850,291
                                                   ----------------------
Total Utility Plant - Net                                  1,713,523,325
                                                   ----------------------
OTHER PROPERTY, INVESTMENTS
AND OTHER ASSETS:
Nonutility Property                                            2,474,502
Less Accumulated Provision for Depreciation                      740,001
                                                   ----------------------
Total Nonutility Property - Net                                1,734,501
Other Investments                                              3,742,718
                                                   ----------------------
Total                                                          5,477,219
                                                   ----------------------
CURRENT ASSETS:
Cash                                                           2,636,433
Working Funds                                                     85,629
Temporary Cash Investments                                     7,677,520
Accounts Receivable - Associated Companies                       167,538
Accounts Receivable:
Customers                                                     33,252,714
Miscellaneous                                                 12,368,930
Less: Reserve for Uncollectible Accounts                      (1,316,704)
Interest Receivable                                               (8,511)
Notes Receivable                                                       0
Fuel                                                          38,552,080
Materials and Supplies - Net                                  48,926,063
Other Current Assets                                             744,398
Def. Fed. & St. Tax on Fuel Costs-Due w/i 1 Yr.
Tax Refund Receivable                                             39,794
                                                   ----------------------
Total Current Assets                                         143,125,884
                                                   ----------------------
DEFERRED DEBITS:
Unamortized Petersburg Unit 4 Carrying Charges                16,610,276
Unamort. Def. Return-Pete Unit 4 Carrying Chgs.                9,135,474
Unamort. Reacquisition Premium on Debt                        19,225,296
Other Regulatory Assets                                       42,840,311
Miscellaneous                                                  9,410,752
Unamortized Debt Expense                                       5,277,202
                                                   ----------------------
Total Deferred Debits                                        102,499,311
                                                   ----------------------
TOTAL ASSETS                                              $1,964,625,739
                                                   ======================

LIABILITIES
CAPITALIZATION:
Common Shareholder's Equity:
Common Stock                                              $  324,536,675
Premium and Net Gain on Preferred Stock                        2,642,134
Retained Earnings                                            400,815,527
Accumulated Other Comprehensive Income                       (11,261,685)
                                                   ----------------------
Total                                                        716,732,651
                                                   ----------------------
Non-Redeemable Cumulative Preferred Stock                     59,135,300
                                                   ----------------------
Long-Term Debt                                               622,650,000
Unamort. Premium on LT Debt - Net                               (702,770)
                                                   ----------------------
Total Long-Term Debt                                         621,947,230
                                                   ----------------------
Total Capitalization                                       1,397,815,181
                                                   ----------------------
CURRENT LIABILITIES:
Accounts Payable                                              59,120,201
Dividends Payable                                                804,949
Customer Deposits                                              8,612,715
Accrued Liabilities:
Interest on Long-Term Debt                                    10,015,386
Interest on Customer Deposits, etc.                            1,604,078
Taxes:
Federal Taxes on Income                                       10,665,472
State Taxes on Income                                          6,475,619
Real Estate and Personal Property                             24,729,624
Miscellaneous                                                  4,555,438
Def. Fed. & St. Tax on Fuel Costs-Due w/i 1 Yr.                  299,831
Deferred Fuel Expense                                          8,161,438
Miscellaneous                                                    289,118
                                                   ----------------------
Total                                                        135,333,869
                                                   ----------------------
Total Current Liabilities                                    135,333,869
                                                   ----------------------
DEFERRED CREDITS:
FAS109 Net Deferred Income Tax-Credit                         42,762,677
Accumulated Deferred Income Tax-Net                          214,820,852
Unamortized Investment Tax Credit                             33,459,804
Accrued Postretirement Benefits                                9,064,714
Accrued Pension Benefits                                     127,709,606
Miscellaneous                                                  3,659,036
                                                   ----------------------
Total Deferred Credits                                       431,476,689
                                                   ----------------------
TOTAL LIABILITIES                                         $1,964,625,739
                                                   ======================

                          CILCORP Inc. and Subsidiaries
                          Consolidated Income Statement
                                   (Unaudited)

Twelve Months Ended March 31, 2002
                                                                  (In Thousands)
Revenue:
CILCO Electric                                                          $386,924
CILCO Gas                                                                192,503
CILCO Other                                                              105,626
Other Businesses                                                          57,136
                                                                  ---------------
        Total                                                            742,189
                                                                  ---------------
Operating expenses:
Fuel for generation and purchased power                                  217,496
Gas purchased for resale                                                 157,550
Other operations and maintenance                                         123,014
Depreciation and amortization                                             82,934
Taxes, other than income taxes                                            38,478
                                                                  ---------------
        Total                                                            619,472
                                                                  ---------------
Fixed charges and other:
Interest expense                                                          68,141
Preferred stock dividends of subsidiary                                    2,159
Allowance for funds used during construction                                (150)
Other                                                                      1,394
                                                                  ---------------
        Total                                                             71,544
                                                                  ---------------

Income from continuing operations before income taxes                     51,173
Income taxes                                                              22,038
                                                                  ---------------
Net income from continuing operations                                     29,135

Income (loss) from operations of discontinued
  business, net of taxes                                                  (4,389)
                                                                  ---------------
  Net income                                                            $ 24,746
                                                                  ===============

                         CENTRAL ILLINOIS LIGHT COMPANY
                        CONSOLIDATED STATEMENT OF INCOME
                                   (Unaudited)

Twelve Months Ended March 31, 2002
                                                                      (In Thousands)
Operating Revenues:
Electric                                                                      $386,924
Gas                                                                            192,503
                                                                    -------------------
                                                                               579,427
                                                                    -------------------
Operating Expenses:
Cost of Fuel                                                                   158,002
Cost of Gas                                                                    113,276
Purchased Power                                                                 45,859
Other Operation & Maintenance Expenses                                         117,152
Depreciation and Amortization                                                   69,572
Income Taxes                                                                     5,843
Other Taxes                                                                     38,259
                                                                    -------------------
       Total Operating Expenses                                                547,963
                                                                    -------------------
Operating Income                                                                31,464

Other Income and Deductions
CILCO Owned Life Insurance                                                      (1,394)
Other, Net                                                                       5,050
                                                                    -------------------
      Total other income and (deductions)                                        3,656
                                                                    -------------------
Income Before Interest Expenses                                                 35,120

Interest Expenses:
Interest on Long-Term Debt                                                      17,717
Cost of Borrowed Funds Capitalized                                                (150)
Other                                                                            5,160
                                                                    -------------------
      Total interest expense                                                    22,727
                                                                    -------------------
Net (loss) Income Before Preferred Dividends                                    12,393
                                                                    -------------------
Preferred Stock Dividends                                                        2,159
                                                                    -------------------
Net Inc One Available for Common Stock                                        $ 10,234
                                                                    ===================

                          CILCORP INC. AND SUBSIDIARIES
                           Consolidated Balance Sheets
                                   (Unaudited)


As of March 31, 2002
                                                                          (In Thousands)
 ASSETS

 Current Assets:
 Cash and Temporary Cash Investments                                          $    9,551
 Receivables, Less Allowance for
   Uncollectible Accounts of $3,262 and $1,800                                    57,145
 Accrued Unbilled Revenue                                                         32,487
 Fuel, at Average Cost                                                            18,261
 Materials and Supplies, at Average Cost                                          16,966
 Gas in Underground Storage, at Average Cost                                       8,618
 FAC Underrecoveries                                                               1,255
 PGA Underrecoveries                                                               8,300
 Prepayments and Other                                                            10,064
                                                                              ----------
   Total Current Assets                                                          162,647
                                                                              ----------
 Investments and Other Property:
 Investment in Leveraged Leases                                                  135,116
 Other Investments                                                                19,820
                                                                              ----------
   Total Investments and Other Property                                          154,936
                                                                              ----------
 Property, Plant and Equipment:
 Utility Plant, at Original Cost
   Electric                                                                      724,704
   Gas                                                                           235,245
                                                                              ----------
                                                                                 959,949
 Less-Accumulated Provision for Depreciation                                     144,240
                                                                              ----------
                                                                                 815,709
 Construction Work in Progress                                                    56,981
 Other, Net of Depreciation                                                           23
                                                                              ----------
   Total Property, Plant and Equipment                                           872,713
                                                                              ----------
 Other Assets:
 Goodwill, Net of Accumulated Amortization of $33,753                            579,211
 Other                                                                            33,464
                                                                              ----------
   Total Other Assets                                                            612,675
                                                                              ----------
   Total Assets                                                               $1,802,971
                                                                              ==========

                          CILCORP INC. AND SUBSIDIARIES
                           Consolidated Balance Sheets
                                   (Unaudited)

As of March 31, 2002

LIABILITIES AND STOCKHOLDER'S EQUITY
                                                                          (In thousands)
Current Liabilities:
Current Portion of Long-Term Debt                                             $   26,750
Notes Payable                                                                     58,000
Accounts Payable                                                                  54,833
Accrued Taxes                                                                     12,555
Accrued Interest                                                                  27,409
Other                                                                             14,728
                                                                              ----------
  Total Current Liabilities                                                      194,275
                                                                              ----------
Long-Term Debt                                                                   692,392
                                                                              ----------
Deferred Credits and Other Liabilities:
Deferred Income Taxes                                                            212,839
Regulatory Liability of Regulated Subsidiary                                      37,655
Deferred Investment Tax Credit                                                    14,155
Other                                                                             85,953
                                                                              ----------
  Total Deferred Credits and Other Liabilities                                   350,602
                                                                              ----------
Preferred Stock of Subsidiary without
  Mandatory Redemption                                                            19,120
Preferred Stock of Subsidiary with
  Mandatory Redemption                                                            22,000
                                                                              ----------
Total Preferred Stock of Subsidiary                                               41,120
                                                                              ----------
Stockholder's Equity:
Common Stock, no par value; Authorized 10,000
  Outstanding 1,000                                                                   --
Additional Paid-in Capital                                                       518,833
Retained Earnings                                                                 14,311
Accumulated Other Comprehensive Income (Loss)                                     (8,562)
                                                                              ----------
  Total Stockholder's Equity                                                     524,582
                                                                              ----------
  Total Liabilities and Stockholder's Equity                                  $1,802,971
                                                                              ==========

                         CENTRAL ILLINOIS LIGHT COMPANY
                           Consolidated Balance Sheets
                                   (Unaudited)

As of March 31, 2002
                                                                        (In Thousands)
ASSETS

Utility Plant, At Original Cost:
  Electric                                                                  $1,334,078
  Gas                                                                          459,132
                                                                            ----------
                                                                             1,793,210
  Less-Accumulated Provision for Depreciation                                1,002,428
                                                                            ----------
                                                                               790,782
Construction Work in Progress                                                   56,981
                                                                            ----------
    Total Utility Plant                                                        847,763
                                                                            ----------
Other Property and Investments:
Cash Surrender Value of Company-owned Life
  Insurance (Net of Related Policy Loans of $65,314)                             4,866
Other                                                                            1,112
                                                                            ----------
    Total Other Property and Investments                                         5,978
                                                                            ----------
Current Assets:
Cash and Temporary Cash Investments                                              1,843
Receivables, Less Allowance for
  Uncollectible Accounts of $3,262 and $1,800                                   57,083
Accrued Unbilled Revenue                                                        27,565
Fuel, at Average Cost                                                           18,261
Materials and Supplies, at Average Cost                                         16,280
Gas in Underground Storage, at Average Cost                                      8,618
Prepaid Taxes                                                                    9,219
FAC Underrecoveries                                                              1,255
PGA Underrecoveries                                                              8,300
Other                                                                           10,020
                                                                            ----------
    Total Current Assets                                                       158,444
                                                                            ----------
Deferred Debits:
Unamortized Loss on Reacquired Debt                                              2,388
Unamortized Debt Expense                                                         1,274
Prepaid Pension Cost                                                               168
Other                                                                           16,602
                                                                            ----------
    Total Deferred Debits                                                       20,432
                                                                            ----------
Total Assets                                                                $1,032,617
                                                                            ==========

                         CENTRAL ILLINOIS LIGHT COMPANY
                           Consolidated Balance Sheets
                                   (Unaudited)

As of March 31, 2002
                                                                        (In thousands)
CAPITALIZATION AND LIABILITIES
Capitalization:
Common Stockholder's Equity:
  Common Stock, No Par Value; Authorized
    20,000,000 Shares; Outstanding
    13,563,871 Shares                                                       $  185,661
  Additional Paid-in Capital                                                    52,000
  Retained Earnings                                                             89,389
  Accumulated Other Comprehensive Income (Loss)                                   (341)
                                                                            ----------
    Total Common Stockholder's Equity                                          326,709

Preferred Stock Without Mandatory Redemption                                    19,120
Preferred Stock With Mandatory Redemption                                       22,000
Long-term Debt                                                                 217,393
                                                                            ----------
    Total Capitalization                                                       585,222
                                                                            ----------
Current Liabilities:
Current Maturities of Long-Term Debt                                            26,750
Notes Payable                                                                   58,000
Accounts Payable                                                                49,509
Accrued Taxes                                                                   28,225
Accrued Interest                                                                 7,425
Dividends Payable to CILCORP                                                    20,000
Other                                                                           14,728
                                                                            ----------
    Total Current Liabilities                                                  204,637
                                                                            ----------
Deferred Liabilities and Credits:
Accumulated Deferred Income Taxes                                              103,996
Regulatory Liability                                                            37,655
Investment Tax Credits                                                          14,155
Other                                                                           86,952
                                                                            ----------
    Total Deferred Liabilities and Credits                                     242,758
                                                                            ----------
Total Capitalization and Liabilities                                        $1,032,617
                                                                            ==========

ITEM (2) PER EXEMPTION ORDER (INCOME STATEMENT AMOUNTS ARE 12 MONTHS ENDED):

                         CILCO AND IPL CONTRIBUTIONS TO
                 AES/CILCORP/IPALCO CONSOLIDATED HOLDING COMPANY
                        (PRO RATA CONSOLIDATION BASIS)(1)
                                      ($MM)

     --------------------------------------------------------------------------------------------------------------
                                                          12 MOS. ENDING 03/31/01       12 MOS. ENDING 03/31/02
     --------------------------------------------------------------------------------------------------------------
     GROSS REVENUES(2)                                                        17.88%                        14.25%
     CILCO                                                                       781                           685
     CILCORP (excluding CILCO)                                                    48                            57
     IPL                                                                         840                           816
     IPALCO (excluding IPL)                                                       17                             0
     AES (excluding CILCORP and IPALCO)                                        7,382                         8,977
     AES/CILCORP/IPALCO                                                        9,068                        10,535
     --------------------------------------------------------------------------------------------------------------
     OPERATING INCOME                                                         11.90%                        11.96%
     CILCO                                                                        97                            42
     CILCORP (excluding CILCO)                                                     3                            81
     IPL                                                                         129                           256
     IPALCO (excluding IPL)                                                        1                             0
     AES (excluding CILCORP and IPALCO)                                        1,669                         2,113
     AES/CILCORP/IPALCO                                                        1,900                         2,492
     --------------------------------------------------------------------------------------------------------------
     NET INCOME                                                               14.82%                        22.15%
     CILCO                                                                        43                            10
     CILCORP (excluding CILCO)                                                  (34)                            15
     IPL                                                                          29                           132
     IPALCO (excluding IPL)                                                       14                            11
     AES (excluding CILCORP and IPALCO)                                          431                           473
     AES/CILCORP/IPALCO                                                          483                           641
     --------------------------------------------------------------------------------------------------------------
     NET ASSETS                                                                5.91%                         6.80%
     CILCO                                                                       311                           770
     CILCORP (excluding CILCO)                                                 1,124                         1,033
     IPL                                                                       1,909                         1,965
     IPALCO (excluding IPL)                                                      (5)                            29
     AES (excluding CILCORP and IPALCO)                                       34,229                        36,404
     AES/CILCORP/IPALCO                                                       37,568                        40,201
     --------------------------------------------------------------------------------------------------------------

--------

(1) This schedule presents on a proforma basis, the results of operations of AES excluding the aggregate (both subsidiaries and affiliates) South American affiliates foreign currency losses of approximately $114 million after income tax and mark to market gain from FAS No. 133 of approximately $35 million after income tax. This schedule also excludes loss on discontinued operations of $215 million consisting mainly of Termocandelaria, Ib Valley, Power Direct and telecommunication businesses in Brazil, the United States and the AES Fifoots Point generation facility in the United Kingdom. In addition, effective January 1, 2002, AES adopted the SFAS No. 142, "Goodwill and Other Intangible Assets" which establishes accounting and reporting standards for goodwill and other intangible assets. The adoption of SFAS No. 142 resulted in a cumulative reduction to income of $473 million, net of income tax effects. SFAS No. 142 adopts a fair value model for evaluating impairment of goodwill in place of the recoverability model used previously. AES wrote-off the goodwill associated with certain acquisitions where the current fair market value of such businesses is less than the current carrying value of the business, primarily as a result of reductions in fair value associated with lower than expected growth in electricity consumption compared to the original estimates made at the date of acquisition. If the excluded items are taken into account, certain CILCO and IPL contributions to AES/CILCORP/IPALCO on a consolidated basis would be different as follows: (94%) to Net Income.

(2) Gross business revenues (utility and non-utility) of IPALCO and CILCO combined as a percentage of total gross business revenues (including IPALCO/IPL and CILCORP/CILCO, utility and non-utility) of AES.

                              IPL CONTRIBUTIONS TO
                     AES/IPALCO CONSOLIDATED HOLDING COMPANY
                       (PRO RATA CONSOLIDATION BASIS)(1)
                                      ($MM)

     -----------------------------------------------------------------------------------------------------------
                                                            12 MOS. ENDED 03/31/01     12 MOS. ENDED 03/31/02
     -----------------------------------------------------------------------------------------------------------
     GROSS REVENUES(2)                                                         9.64%                      8.07%
     IPL                                                                         840                        816
     IPALCO (excluding IPL)                                                       17                          0
     AES (excluding CILCO jurisdictional activities)                           7,854                      9,294
     AES/IPALCO                                                                8,711                     10,110
     -----------------------------------------------------------------------------------------------------------
     OPERATING INCOME                                                          6.00%                     10.39%
     IPL                                                                         129                        256
     IPALCO (excluding IPL)                                                        1                          0
     AES (excluding CILCO jurisdictional activities)                           2,018                      2,208
     AES/IPALCO                                                                2,149                      2,464
     -----------------------------------------------------------------------------------------------------------
     NET INCOME                                                                6.58%                     20.85%
     IPL                                                                          29                        132
     IPALCO (excluding IPL)                                                       14                         11
     AES (excluding CILCO jurisdictional activities)                             391                        490
     AES/IPALCO                                                                  433                        633
     -----------------------------------------------------------------------------------------------------------
     NET ASSETS                                                                5.19%                      4.98%
     IPL                                                                       1,909                      1,965
     IPALCO (excluding IPL)                                                      (5)                         29
     AES (excluding CILCO jurisdictional activities)                          34,902                     37,467
     AES/IPALCO                                                               36,806                     39,461
     -----------------------------------------------------------------------------------------------------------


(1) This schedule presents on a proforma basis, the results of operations of AES excluding the aggregate (both subsidiaries and affiliates) South American affiliates foreign currency losses of approximately $114 million after income tax and mark to market gain from FAS No. 133 of approximately $35 million after income tax. This schedule also excludes loss on discontinued operations of $215 million consisting mainly of Termocandelaria, Ib Valley, Power Direct and telecommunication businesses in Brazil, the United States and the AES Fifoots Point generation facility in the United Kingdom. In addition, effective January 1, 2002, AES adopted the SFAS No. 142, "Goodwill and Other Intangible Assets" which establishes accounting and reporting standards for goodwill and other intangible assets. The adoption of SFAS No. 142 resulted in a cumulative reduction to income of $473 million, net of income tax effects. SFAS No. 142 adopts a fair value model for evaluating impairment of goodwill in place of the recoverability model used previously. AES wrote-off the goodwill associated with certain acquisitions where the current fair market value of such businesses is less than the current carrying value of the business, primarily as a result of reductions in fair value associated with lower than expected growth in electricity consumption compared to the original estimates made at the date of acquisition. If the excluded items are taken into account, certain IPL contributions to AES/CILCORP/IPALCO on a consolidated basis would be different as follows: (83%) to Net Income.

(2) Gross business revenues (utility and non-utility) of IPL as a percentage of total gross business revenues (including IPALCO/IPL utility and non-utility) of AES.

ITEM (3) PER EXEMPTION ORDER - GENERATION INFORMATION:

AES Generating Plants in Operation at March 31, 2002 (excluding CILCORP and IPALCO):

                                                                       AES       AES
                                                        CAPACITY    INTEREST    EQUITY      REGULATORY
   UNIT                                     COUNTRY       (MW)         (%)       (MW)         STATUS
                                            -------       ----         ---       ----         ------
   AES Deepwater                              USA          143         100        143           QF
   AES Beaver Valley                          USA          125         100        125           QF
   AES Placerita                              USA          120         100        120           QF
   AES Thames                                 USA          181         100        181           QF
   AES Shady Point                            USA          320         100        320           QF
   AES Hawaii                                 USA          180         100        180           QF
   AES Warrior Run                            USA          180         100        180           QF
   AES Somerset                               USA          675         100        675          EWG
   AES Cayuga                                 USA          306         100        306          EWG
   AES Greenidge                              USA          161         100        161          EWG
   AES Westover                               USA          126         100        126          EWG
   AES Alamitos                               USA         2,083        100       2,083         EWG
   AES Redondo Beach                          USA         1,310        100       1,310         EWG
   AES Huntington Beach                       USA          563         100        563          EWG
   AES Thermo Ecotek - Hemphill               USA          14          70         10            QF
   AES Thermo Ecotek - Whitefield             USA          14          100        14            QF
   AES Thermo Ecotek - Mendota                USA          25          100        25            QF
   AES Delano                                 USA          50          100        50            QF
   AES Mountainview                           USA          126         100        126          EWG
   AES Medina Valley                          USA          47          100        47           EWG
   AES Ironwood                               USA          705         100        705          EWG
   AES Riverside*                             USA          154         100        154          EWG
   DOMESTIC SUBTOTAL:                                     7,608                  7,604

* Currently in discontinued operations status.

                                                                       AES        AES
                                                        CAPACITY     INTEREST    EQUITY     REGULATORY
   UNIT                                    COUNTRY        (MW)         (%)        (MW)        STATUS
                                           -------        ----         ---        ----      ----------
AES Kingston                               Canada          110          50         55           EWG
AES San Nicholas                          Argentina        650          69        449           EWG
AES Cabra Corral                          Argentina        102          98        100          FUCO
AES El Tunal                              Argentina        10           98         10          FUCO
AES Sarmiento                             Argentina        33           98         32          FUCO
AES Ullum                                 Argentina        45           98         44          FUCO
AES Quebrada de Ullum                     Argentina        45          100         45          FUCO
AES Alicura                               Argentina       1,000        100       1,000         FUCO
CEMIG - Miranda                            Brazil          390          21         82          FUCO
CEMIG - Igarapava                          Brazil          210          21         44          FUCO
CEMIG (35 plants)                          Brazil         5,068         21        1064         FUCO

                                       19


AES Bayano                                 Panama          150          49         74          FUCO
AES Panama                                 Panama          42           49         21          FUCO
AES Chiriqui - La Estrella                 Panama          42           49         21          FUCO
AES Chiriqui - Los Valles                  Panama          48           49         24          FUCO
AES Los Mina                              Dom. Rep.        210         100        210           EWG
AES Yarra                                 Australia        510         100        510          FUCO
AES Jeeralang                             Australia        449         100        449          FUCO
AES Mt. Stuart                            Australia        288         100        288          FUCO
AES Xiangci - Cili                          China          26           51         13          FUCO
Wuhu Grassy Lake                            China          250          25         63          FUCO
Yangchun                                    China          15           25         4           FUCO
Chengdu Lotus City                          China          48           35         17          FUCO
AES Jiaozuo                                 China          250          70        175          FUCO
AES Hefei                                   China          115          70         81          FUCO
AES Chongqing Nanchuan                      China          50           70         35          FUCO
Yangcheng                                   China         1050          25        263          FUCO
AES Ekibastuz                            Kazakhstan       4,000        100       4,000         FUCO
AES Ust-Kamenogorsk GES                  Kazakhstan        331         100        331          FUCO
AES Shulbinsk GES                        Kazakhstan        702         100        702          FUCO
AES Ust-Kamenogorsk TETS                 Kazakhstan       1,464        100       1,464         FUCO
AES Leninogorsk TETS                     Kazakhstan        418         100        418          FUCO
AES Sogrinsk TETS                        Kazakhstan        349         100        349          FUCO
AES Semipalatinsk TETS                   Kazakhstan       1,002        100       1,002         FUCO
AES Ust-Kamenogorsk Heat Nets            Kazakhstan        310        Managt       0           FUCO
OPGC                                        India          420          49        206          FUCO
AES Lal Pir                               Pakistan         351          90        316          FUCO
AES PakGen                                Pakistan         344          90        310          FUCO
AES Borsod                                 Hungary         171         100        171          FUCO
AES Tisza II                               Hungary         860         100        860          FUCO
AES Tiszapalkonya                          Hungary         250         100        250          FUCO
AES Elsta                                Netherlands       405          50        203          FUCO
Medway                                      U.K.           688          25        172          FUCO
AES Indian Queens                           U.K.           140         100        140           EWG
AES Kilroot                                 U.K.           520          92        479          FUCO
AES Belfast West                            U.K.           120          97        116          FUCO
AES Barry                                   U.K.           230         100        230          FUCO
AES Drax                                    U.K.          4,065        100       4,065         FUCO
AES Fifoots Point                           U.K.           360         100        360          FUCO
AES Uruguaiana                             Brazil          600         100        600          FUCO
AES Tiete (10 plants)                      Brazil         2,650         53       1,405         FUCO
EDC (4 plants)                            Venezuela       2,265         87       1,971         FUCO
AES Merida III                             Mexico          484          55        266          FUCO
AES Mtkvari                                Georgia         600        Managt      600          FUCO
AES Khrami I                               Georgia         113        Managt      113          FUCO
AES Khrami II                              Georgia         110         100        110          FUCO
AES Ottana                                  Italy          140         100        140          FUCO
AES Mamonal                               Columbia         90           62         56          FUCO
AES Chivor (Gener)                        Columbia        1,000         96        960          FUCO
AES Electrica de Santiago (Gener)           Chile          379          89        337          FUCO
AES Energia Verde (Gener - 2 plants)        Chile          37           99         37          FUCO
AES Guacolda (Gener)                        Chile          300          49        147          FUCO
AES Norgener (Gener - 2 plants)             Chile          277          99        274          FUCO
Itabo (Gener - 7 plants)                  Dom. Rep.        587          24        141          FUCO
AES Bohemia                              Czech Rep.        50           83         42          FUCO
AES SONEL                                 Cameroon         800          51        408          FUCO

                                       20


Central Dique                             Argentina        68           51         35          FUCO
AES Termoandes                            Argentina        633          99        627          FUCO
AES Parana                                Argentina        845          67        566          FUCO
AES Kelvin                               Rep. South        600          95        570          FUCO
                                           Africa
Egbin Barge                                Nigeria         290          95        276          FUCO
AES Gener Cordillera                        Chile          245          99        243          FUCO
AES Gener Costa                             Chile          410          99        406          FUCO
AES Haripur                              Bangladesh        360         100        360          FUCO

FOREIGN SUBTOTAL:                                        42,697                  32,007

TOTAL - March 31, 2002                                   50,399                  39,611
                                                         ------                  ------
Foreign Generation as a Percentage of Total:               85%                    81%
                                                           ---                    ---

CILCORP Generating Plants at March 31, 2002:

                                                                       AES         AES
                                                        CAPACITY    INTEREST      EQUITY        REGULATORY
   UNIT                                     COUNTRY       (MW)         (%)         (MW)           STATUS
                                            -------       ----         ---         ----           ------
     Edwards (3 units)                        USA          740         100          740            IL PUC
     Duck Creek                               USA          366         100          366            IL PUC
     Indian Trails                            USA          10          100          10             IL PUC
     Sterling Avenue                          USA          30          100          30             IL PUC
     Hallock Power Modules                    USA          13          100          13             IL PUC
     Kickapoo Power Modules                   USA          13          100          13             IL PUC
     TOTAL - March 31, 2002                               1,172                    1,172


IPALCO Generating Plants at March 31, 2002:

                                                                       AES         AES
                                                        CAPACITY    INTEREST      EQUITY        REGULATORY
   UNIT                                     COUNTRY       (MW)         (%)         (MW)           STATUS
                                            -------       ----         ---         ----           ------
     Petersburg                               USA         1,873        100         1,873          IN PUC
     H.T. Pritchard                           USA          393         100          393           IN PUC
     E.W. Stout                               USA         1,017        100         1,017          IN PUC
     Georgetown                               USA          80          100          80            IN PUC
     TOTAL - March 31, 2002                               3,363                    3,363


Revenues from electric generation capacity - 12 months ended March 31, 2002 (millions of dollars):

              IPALCO*                                                          572            12%
              CILCORP                                                          155             3%
              AES (excluding CILCORP and IPALCO)                             4,020            85%
                                                                         ----------    -----------
              Total                                                          4,747           100%

* IPALCO has revised the factors used to allocate its revenues between its electric generation activities and its electric transmission and distribution and gas distribution activities. The current allocation, based on IPALCO's rate base, is 70% generation and 30% transmission and distribution. This does not change the overall amount of IPALCO revenues. For the Commission's convenience in comparing revenues for the current reporting period with revenues for the prior reporting period, IPALCO has applied the current allocation factor to its revenues for the 12 months ended December 31, 2001 with the following results: $580 million electric generation revenues and $248 million electric transmission and distribution and gas distribution revenues.

IPALCO's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. CILCORP's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. AES generation revenues are derived from the total generation revenues earned by AES subsidiaries times the percentage ownership interest of AES in those subsidiaries.

There has been no change in the amount of generation capacity owned by CILCORP or IPALCO and an 887 MW increase in the amount of generation capacity owned by AES (excluding CILCORP and IPALCO) from 38,724 to 39,611 MW since December 31, 2001. There has been a 3% increase in the total revenues earned from the capacity owned by AES, IPALCO and CILCORP in the twelve-month period ended March 31, 2002 compared with the twelve-month period ended December 31, 2001. The percentage of the total revenues derived from the generation capacity owned by CILCORP has remained the same at 3%. The percentage of total revenues derived from the generation capacity owned by IPALCO has remained the same at 12%.

The physical location of the MW capacity added by AES since December 31, 2001 is in: Bangladesh, Kazakhstan, Republic of South Africa, Argentina, Brazil, Chile and the United States.

ITEM (4) PER EXEMPTION ORDER - ELECTRIC TRANSMISSION AND DISTRIBUTION AND GAS
DISTRIBUTION:

Electric transmission and distribution and gas distribution assets owned as of March 31, 2002 (millions of dollars):

         IPALCO                                                                  1,017
         CILCORP                                                                   740
         Total AES (excluding CILCORP and IPALCO)                                6,024
                                                                          -------------
         Total                                                                   7,781

Electric transmission and distribution and gas distribution revenues for 12 months ending March 31, 2002 (millions of dollars):

         IPALCO*                                                                   245
         CILCORP                                                                   425
         Total AES (excluding CILCORP and IPALCO)                                5,118
                                                                          -------------
         Total                                                                   5,788

* IPALCO has revised the factors used to allocate its revenues between its electric generation activities and its electric transmission and distribution and gas distribution activities. The current allocation, based on IPALCO's rate base, is 70% generation and 30% transmission and distribution. This does not change the overall amount of IPALCO revenues. For the Commission's convenience in comparing revenues for the current reporting period with revenues for the prior reporting period, IPALCO has applied the current allocation factor to its revenues for the 12 months ended December 31, 2001 with the following results: $580 million electric generation revenues and $248 million electric transmission and distribution and gas distribution revenues.

IPALCO's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. CILCORP's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. AES transmission and distribution revenues are derived from the total revenues earned by AES transmission and distribution subsidiaries by multiplying these revenues by the percentage ownership interest of AES in those subsidiaries.

The total transmission and distribution assets owned by AES, CILCORP and IPALCO have increased since December 31, 2001. CILCORP's transmission and distribution assets have decreased while the revenues derived from such assets have decreased since December 31, 2001. IPALCO's transmission and distribution assets have increased while the revenues derived from such assets have decreased since December 31, 2001.

AES' transmission and distribution assets have increased and the revenues derived from such assets have decreased since December 31, 2001. CILCORP's percentage of the total transmission and distribution assets has remained the same at 10%, and CILCORP's percentage of the total revenues from such assets has decreased from 9% to 7% for the twelve-month period ending March 31, 2002 compared to the twelve-month period ending December 31, 2001. IPALCO's percentage of the total transmission and distribution assets has remained the same at 13%, and IPALCO's percentage of the total revenues from such assets has decreased from 5% to 4% for the twelve-month period ending March 31, 2002 compared to the twelve-month period ending December 31, 2001.

ITEM (5) PER EXEMPTION ORDER:

Neither CILCO nor IPL has sold or transferred any electric and/or gas utility assets to any affiliate company of the AES consolidated holding company system during the first quarter of 2002. On February 13, 2002, CILCO filed with the Illinois Commerce Commission a "Notice of Transfer of Generating Assets" stating its intent to transfer substantially all of its generating assets to its wholly owned subsidiary, Central Illinois Generation, Inc. An Administrative Law Judge of the Illinois Commerce Commission issued a Proposed Order on March 29, 2002 approving the transfer, and the Commission voted to approve the transfer at a meeting on April 10, 2002.

ITEM (6) PER EXEMPTION ORDER:

During the first quarter of 2002, no application has been made to nor has any order been received from the Illinois Commerce Commission that involves AES' ownership position or AES' oversight over the operations of CILCO or CILCORP. During the first quarter 2002, no application has been made to nor has any order been received from the Indiana Utility Regulatory Commission that involves AES' ownership position or AES' oversight over the operations of IPL or IPALCO.

ITEM (7) PER EXEMPTION ORDER:

During the first quarter of 2002, bids were submitted for the divestiture of CILCORP, including the jurisdictional business and assets of CILCO. Although not in the first quarter of 2002, AES announced on April 29, 2002 an agreement with Ameren Corporation to sell 100% of AES's ownership interest in CILCORP, including the jurisdictional business and assets of CILCO. The transaction is subject to various regulatory approvals and is expected to close in 2003.

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, AES has duly caused this certificate to be signed on its behalf on this 30th day of May, 2002 by the undersigned thereunto duly authorized.

                                       The AES Corporation

                                  By:  /s/ ERIK LUCKAU
                                       --------------------------
                                       Erik Luckau
                                       Associate General Counsel